UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)

The Amacore Group, Inc.
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(Name of Issuer)

Class A Common Stock
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(Title of Class of Securities)

022624100
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(CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, 16th Floor
New York, NY 10022
(212) 909-4600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2008*
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(Date of Event which Requires Filing of this Statement)

*The purpose of this Amendment No. 7 is to correct the amount of securities beneficially owned and the percentage of Class A Common Stock owned by the Reporting Persons that were reported on Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on January 9, 2009.  A transaction that occurred by the Reporting Persons on December 30, 2008 was inadvertently omitted from the transactions reported in Item 3, and the amount reported to be beneficially owned by the Reporting Persons and the percentage of Class A Common Stock reported to be owned by the Reporting Persons in Amendment No. 6 did not include such transaction.  This Amendment No. 7 is not intended to, nor does it, reflect events occurring after the filing of Amendment No. 6 to Schedule 13D and does not modify or update the disclosures therein in any way other than as required to reflect the changes described above.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 022624100

1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital LLC

45-0538105

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ☐
(b)           ☐

3.           SEC Use Only

4.           Source of Funds (See Instructions)

OO — funds of its advisory client

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[  ]

6.           Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 892,922,950 8. Shared Voting Power 0 9. Sole Dispositive Power 892,922,950 10. Shared Dispositive Power 0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person

892,922,950

12.           Check if the Aggregate Amount in Row  (11) Excludes Certain Shares (See Instructions)         ☐

13.           Percent of Class Represented by Amount in Row (11)

88.7%

14.           Type of Reporting Person (See Instructions)

IA

Item 1.   Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of Class A common stock, par value $0.001 per share (the “Common Stock”), of The Amacore Group, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 1211 North Westshore Boulevard, Suite 512, Tampa, Florida 33607.

Item 2.   Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”).  All 892,922,950 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor.   Vicis may be deemed to beneficially own such 892,922,950 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, 16th Floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the “Fund”).

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Fund previously acquired (1) 25,366,200 shares of Common Stock; (2) 694.6 shares of the Issuer’s Series D Convertible Preferred Stock convertible into 694,600,000 shares of Common Stock; (3) 139 shares of the Issuer’s Series E Convertible Preferred Stock convertible into 69,500,000 shares of Common Stock; (4) 1,200 shares of the Issuer’s Series G Convertible Preferred Stock convertible into 2,400,000 shares of Common Stock; (5) 400 shares of the Issuer’s Series H Convertible Preferred Stock convertible into 800,000 shares of Common Stock; (6) 600 shares of the Issuer’s Series I Convertible Preferred Stock convertible into 1,200,000 shares of Common Stock; and (7) warrants to purchase 157,900,000 shares of Common Stock (the “Warrants”).

On December 31, 2008 the Fund and the Issuer completed a transaction whereby: the Issuer received (a) $2,500,000; (b) the surrender by the Fund of 694.6 shares of the Series D Convertible Preferred Stock and all accrued but unpaid dividends with respect to such Series D Convertible Preferred Stock; (c) the surrender by Vicis Capital Master Fund of 139 shares of the Series E Convertible Preferred Stock and all accrued but unpaid dividends with respect to such Series E Convertible Preferred Stock; (d) the waiver by the Fund of certain anti-dilution rights with respect to certain warrants and certain shares of the Issuer’s preferred stock held by the Fund that would be triggered in connection with this transaction; and (e) the amendment to certain warrants held by the Fund whereby the Fund agreed to the removal of certain rights of redemption in the event of a change in control of the Issuer; and the Fund received (w) 250 shares of the Issuer’s Series I Convertible Preferred Stock with a mandatory conversion date of July 15, 2011; (x) a warrant to purchase 28,125,000 shares of the Issuer’s Class A Common Stock with an expiration date of December 31, 2013 and an exercise price of $5.00; (y) 775.34 shares of the Issuer’s Series J Convertible Preferred Stock; and (z) 155.82 shares of the Issuer’s Series K Convertible Preferred Stock. On December 31, 2008, Vicis Capital Master Fund converted 775.34 shares of Series J Convertible Preferred Stock into Class A Common Stock at a conversion price of $0.01 per share, resulting in the acquisition by the Fund of 775,337,600 shares of Class A Common Stock, and converted 155.82 shares of Series K Convertible Preferred Stock into Class A Common Stock at a conversion price of $0.02, resulting in the acquisition by the Fund of 77,910,450 shares of Class A Common Stock.

Since December 4, 2008 (the date on which Vicis filed its most recent previous amendment to this Schedule), the Fund has acquired, in open-market purchases at the prices and in the amounts listed in the chart below, the following shares of Common Stock:

Purchase Date	Shares of Common Stock Purchased	Purchase Price
December 4, 2008	1,202,100	$0.1292
December 5, 2008	1,064,000	$0.1295
December 9, 2008	83,700	$0.12
December 10, 2008	900,000	$0.12
December 11, 2008	574,500	$0.1276
December 12, 2008	639,200	$0.13
December 15, 2008	1,291,400	$0.13
December 16, 2008	210,100	$0.1299
December 18, 2008	255,900	$0.13
December 19, 2008	525,000	$0.1195
December 22, 2008	1,022,380	$0.11
December 23, 2008	1,147,800	$0.1076
December 24, 2008	407,420	$0.11
December 29, 2008	406,000	$0.10
December 30, 2008	594,000	$0.10
December 31, 2008	785,200	$0.1043

As a result of these purchases since December 4, 2008 and of the conversion on December 31, 2008 of all of the Fund’s shares of each of the Series J Preferred Stock and the Series K Preferred Stock, the Fund holds 889,722,950 shares of Common Stock.

The terms of each of the Issuer’s Warrants held by the Fund and each of the Certificates of Designation (collectively the “Certificates of Designation”) designating the Series G Preferred Stock and the Series H Preferred Stock (collectively, the “Preferred Stock”) contain conversion caps that prevent the Fund from exercising or converting, as the case may be, an amount of such Warrants or Preferred Stock to the extent that the Fund would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii)  greater than 9.99% of the outstanding Common Stock.  The Warrants and Certificates of Designation, however, allow the Fund to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to exercise such Warrants and convert shares of such Preferred Stock without the limitation imposed by the applicable conversion cap.

On July 25, 2008 the Fund sent a notice to the Issuer, in accordance with the terms of the Certificates of Designation, informing the Issuer that the Fund was waiving the application of all conversion caps contained in each of the Certificates of Designation with respect to shares of the Preferred Stock held by the Fund (but not with respect to any Warrants or with respect to any Series I Preferred Stock).  As a result of this waiver by the Fund, effective as of September 24, 2008 the Fund is eligible to convert, without limitation, any or all shares of such Preferred Stock held by it into shares of Common Stock in accordance with the terms contained in the Certificates of Designation.

Pursuant to the terms of the Certificate of Designation designating the Series I Preferred Stock (“Series I Preferred Stock”), the holders of Series I Preferred Stock have the right to nominate and elect two (2) members of the Issuer’s board of directors.  In addition, the Certificate of Designation for the Series I Preferred Stock contains conversion caps that prevent the holder of such Series I Preferred Stock from converting an amount of such Series I Preferred Stock such that the holder would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock.  Such Certificate of Designation, however, allows a holder of Series I Preferred Stock to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to convert shares of such Series I Preferred Stock without the limitation imposed by the applicable conversion cap.  As of the date hereof, the Fund has not waived any conversion cap with respect to shares of Series I Preferred Stock or any of the Warrants held by the Fund.

As a result of the foregoing transactions, when the shares of Common Stock underlying the Series G Preferred Stock and the Series H Preferred Stock identified above are aggregated with the 889,722,950 shares of Common Stock owned by the Fund, Vicis is deemed to beneficially own 892,922,950 shares of Common Stock.

Item 4.  Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the shares of Common Stock, the warrants, and the Series G, Series H and Series I Preferred Stock of the Issuer for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

As the sole holder of the Series I Preferred Stock of the Issuer, the Fund has the right to nominate and elect two (2) members to the Issuer’s board of directors.  Vicis, as investment advisor to the Fund, has voting authority over the Fund’s shares of Series I Preferred Stock.  In order to implement the Fund’s right to elect two (2) members of the Issuer’s board of directors, Vicis has elected Messrs. Shad Stastney and Chris Phillips to the Issuer’s board of directors.  Information regarding Messrs. Stastney and Phillips and their respective experience and qualifications is provided below.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital, LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of The Amacore Group, Inc., Ambient Corporation, MDwerks, Inc, Medical Solutions Management, Inc. and Master Silicon Carbide Industries, Inc.

Mr. Phillips has been a managing director for Vicis Capital, LLC since February 2008. From 2004 through January 2008, Mr. Phillips served as President and CEO of Apogee Financial Investments, Inc., a merchant bank that owns 100% of Midtown Partners & Co., LLC, a FINRA licensed broker-dealer. From 2000 through January 2008, he also served as managing member of TotalCFO, LLC, which provides consulting and CFO services to a number of public and private companies and high net worth individuals.  From November 2007 through January 2008 Mr. Phillips served as the CEO and Chief Accounting Officer of OmniReliant Holdings, Inc. (OTCBB: ORHI). Mr. Phillips received a B.S. in Accounting and Finance and a Masters of Accountancy, with a concentration in Tax, both from the University of Florida. Mr. Phillips is a Florida CPA, and is currently a director of The Amacore Group, Inc., Brookside Technology Holdings Corp., OmniReliant Holdings, Inc., Precision Aerospace Components, Inc., MDwerks, Inc, and a few private companies.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5.   Interest in Securities of the Issuer

(a)
All 892,922,950 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor.   Vicis Capital LLC may be deemed to beneficially own such 892,922,950 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time.  Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 892,922,950 shares of Common Stock represent approximately 88.7% of the Issuer’s outstanding Common Stock (based upon 153,884,997 shares of Common Stock outstanding at November 17, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC for the period ended September 30, 2008 plus 853,248,050 additional shares of Common Stock outstanding as a result of the conversion by the Fund of all of the shares of Series J Preferred Stock and Series K Preferred Stock held by the Fund, and 892,922,950 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)
Item 3 of this Schedule discloses all transactions in the Common Stock that had been effected during the sixty-day period ended January 9, 2009, the filing date of Amendment No. 6.  It does not reflect events occurring after that date.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2009
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Date

/s/ Keith Hughes
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Signature

Chief Financial Officer
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Name/Title